Multi Ways Holdings Ltd

3E Gul Circle

Singapore 629633

July 18, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kristin Baldwin
Geoffrey Kruczek

Re:	Multi Ways Holdings Ltd
Registration Statement on Form F-1
Filed March 28, 2025
File No. 333-286220

Ladies and Gentlemen:

We are in receipt of the comment letter dated April 7, 2025, regarding Multi Ways Holdings Ltd (the “Company”, “Multi Ways” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Draft Registration Statement on Form F-1 (the “Amended Registration Statement No. 1”) is being submitted to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. We set forth below the comments in your letter relating to the Registration Statement on Form F-1 filed on March 28, 2025 followed by our responses to the comments.

Form F-1

The Offering, page 12

1.	The prospectus cover page indicates that you have engaged Spartan Capital Securities, LLC as the exclusive placement agent in this offering and that you intend to issue warrants to it. If so, please describe those securities in your disclosure beginning on page 111 and in your fee table. Also file a revised Exhibit 5.1, as applicable.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that all references to warrants being issued to the placement agent have been removed in the Amended Registration Statement No. 1. Accordingly, no disclosure related to such warrants appears in the prospectus or the fee table, and, as such, no corresponding revision to Exhibit 5.1 is required.

Financial Statements, page F-1

2.	Please update your financial statements and related disclosures. See Item 8.A.4 of Form 20-F.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the financial statements and related disclosures have been updated in the Amended Registration Statement No. 1 to reflect the information contained in Item 8.A.4 of the Company’s Annual Report on Form 20-F, as filed with the SEC on May 23, 2025.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

MULTI WAYS HOLDINGS LTD

By:	/s/ Lim Eng Hock
Name:	Lim Eng Hock
Title:	Chief Executive Officer

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